  Exhibit 99.1

High Tide to Announce Fourth Quarter and Full Fiscal Year 2022 Financial Results

The Company additionally announces the appointment of Omar Yar Khan as Chief Communications and Public Affairs Officer

CALGARY, AB, Jan. 11, 2023 /CNW/ -  High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that it will release its financial and operational results for the quarter and year ended October 31, 2022, after financial markets close on Monday, January 30, 2023. High Tide's fourth quarter and year end 2022 financial and operational results will be available on SEDAR, EDGAR, and on the Company's website at https://hightideinc.com/invest.

High Tide Inc, January 11, 2023 (CNW Group/High Tide Inc.)

Following the release of its fourth quarter and year-end financial and operational results, High Tide will host a webcast with Raj Grover, President and Chief Executive Officer, and Rahim Kanji, Chief Financial Officer to discuss the Company's financial results and its plans for 2023, at 11:30 AM Eastern Time on Tuesday, January 31.

Webcast Link for High Tide Earnings Event:

https://events.q4inc.com/attendee/917199613

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Canada dial-in number (Toll Free):	1 833 950 0062
Canada dial-in number (Local):	1 226 828 7575
United States:	1 844 200 6205
United States (Local):	1 646 904 5544
All other locations:	+1 929 526 1599
Participant Access Code:	817464

*Participants will need to enter the participant access code before being met by a live operator*

Chief Communications and Public Affairs Officer

High Tide additionally announced today that Omar Yar Khan has been promoted to the position of Chief Communications and Public Affairs Officer. In this new role Omar will continue to be responsible for, and oversee, all aspects of High Tide's corporate communications, media, government and industry relations. Omar joined High Tide in January 2021 and has been serving as Senior Vice President of Corporate and Public Affairs since. Prior to joining High Tide, Omar served as National Cannabis Sector lead for a leading global public relations and public affairs agency. He has also spent almost two decades working in Canadian politics at federal and provincial levels of government, including serving as Chief of Staff to several Ontario cabinet ministers.

Employee Stock Options Grant

In addition, High Tide announces the grant of 25,000 incentive stock options (the "Options") to an employee of the Company. Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, expires three years from the date of grant, and vests over a two-year period. Each Option is exercisable to purchase one common share of the Company and are being issued pursuant to the terms of the Company's Omnibus Plan, which became effective on June 2, 2022.

About High Tide

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 151 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximising shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-to-announce-fourth-quarter-and-full-fiscal-year-2022-financial-results-301718636.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2023/11/c3936.html

%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc.,omar@hightideinc.com ; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc.,vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 11-JAN-23